MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

October 12, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

  Tel: (604) 689-4598

  Fax: (604) 801-5911

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Miranda Gold Corp. and Romarco Minerals Inc. Sign Red Canyon

Option Agreement

Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that it has signed the Exploration and Option to Enter Joint Venture Agreement (“Option Agreement”) with Romarco Minerals Inc. ("Romarco") (TSX-V: R) whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.  This agreement and the associated Red Canyon Operating Agreement replace the Letter of Intent that the two companies signed in July, 2006.

Under the terms of the Option Agreement, Romarco can earn a 60% interest by spending US$3,000,000 over five years. A work expenditure of US$400,000 is obligated in the first year and escalates in following years. In addition to the work obligation, pending TSX Venture Exchange approval, Romarco will issue 250,000 Romarco shares to Miranda.  Following completion of the initial earn in, Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a feasibility study.

Romarco's Vice President of Exploration, Dr. Tommy Thompson, will begin geologic investigations in order to submit permits for drilling in 2007.

The Red Canyon project area covers 7.7 square miles (19.8 square kilometers) consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold's Tonkin Springs property on the south and covers an erosional "window" that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery.   Recent drilling in 2005 by Newmont identified an extensive hydrothermal system that lies between the Ice Zone and Gexa Knob target areas.  These holes encountered deep oxidation and associated hematitic alteration, moderate to strong decalcification and silicification, and select intervals with fluidized breccias.  These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized gold system that will be drill tested by the partnership.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Miranda is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Golden Aria Corp. and Romarco Minerals Inc.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 604-689-1659.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.